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                                                                    Exhibit 20.6

[LML LETTERHEAD]

                                                                    news release

       LML ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS FOR FISCAL 2001

      Corporation reports record fourth quarter revenues of $2.9 million;
                 three consecutive quarters of revenue growth;
       and year end revenue of $10.1 million representing growth of 237%


VANCOUVER, BC, June 29, 2001 - LML PAYMENT SYSTEMS INC. (the "Corporation") (Nasdaq: LMLP) today filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2001 (the "Form 10-K") with the Securities and Exchange Commission with respect to results for its fiscal year ended March 31, 2001. For more information regarding LML's results for the fiscal year ended March 31, 2001, please see the Form 10-K as filed with the SEC.

LML is pleased to announce record fourth quarter revenues of approximately $2.9 million, an increase of approximately 10% or $267,342 from the fourth quarter last year and an increase of 12% from revenue of $2.6 million from the third quarter. LML had earlier reported first and second quarter revenues of $2.1 million and $2.5 million respectively.

Earnings before income taxes, interest expense, depreciation and amortization for the fourth quarter was a loss of ($1.3 million) or ($0.07) per share. Net loss for the fourth quarter was ($2.5 million) or ($0.15) per share which includes $1.2 million in non-cash amortization and depreciation expenses primarily associated with recent corporate acquisitions.

For the year ended March 31, 2001, LML earned record revenues of approximately $10.1 million, an increase of approximately 237% or $7.1 million from last year. Earnings before income taxes, interest expense, depreciation and amortization for the year was a loss of ($1.9 million) or ($0.11) per share. Net loss was ($5.2 million) or ($0.34) per share which includes $3.1 million in non-cash amortization and depreciation expenses primarily associated with recent corporate acquisitions.

Highlights:
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     .  LML reports three consecutive quarters of revenue growth for the fiscal year 2001.

     .  LML reports record revenue of $2.9 million for the fourth quarter

     .  LML reports record revenue of $10.1 million for the year

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing check processing solutions including Electronic Check Conversion (whereby paper checks are converted into electronic transactions), electronic check verification, electronic check re-presentment (whereby returned paper checks are re-presented for payment electronically), and primary and secondary check collection to supermarkets, grocery stores, multilane retailers, convenience stores and other national, regional and local retailers. We also specialize in providing selective routing, including real-time monitoring of check, debit, credit and EBT transactions for authorization and settlement through our flagship transaction processing product REPS (Retail Electronic Payment System). The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp, includes new U.S. Patent No. 6,164,528 regarding Internet checking transactions, in addition to U.S. Patent No. 5,484,988 which describes a "Checkwriting point of sale system." which, through a centralized database and authorization system, is capable of providing and administering various
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electronic payment services for customers and businesses. Also included in our intellectual property estate is a recently received Notice of Allowance from the United States Patent and Trademark Office for a new patent based upon United States Patent Application Serial No. 09/562,303. The new patent describes corporate checks and electronic fund transfers (EFT) and relates to existing U.S. Patent No. 6,164,528 and U.S. Patent No. 5,484,988 (described above).

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

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